RMS

SECU

18005881

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SEC Mail Processing Section FEB 21 2018 Washington DC 415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section FEB 21 2018 Washington DC 415

SEC FILE NUMBER
8 - 67897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Millington Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

331 Newman Springs Road, Suite 101
(No. and Street)

Red Bank (City) NJ (State) 07701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Lagermasini 732-842-4920
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNT whose opinion is contained in this Report*

WithumSmith+Brown PC
(Name – *if individual, state last, first, middle name*)

1411 Broadway, 9th Floor (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Account not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the equipment that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Lagermasini, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Millington Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

PAULETTE G. SARLO
NOTARY PUBLIC OF NEW JERSEY
I.D. # 50018968
My Commission Expires 7/8/2020

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☐ (o) Report of independent registered public accounting firm regarding rule 15c3-3 exemption report.
- ☐ (p) Statement of exemption from rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLINGTON SECURITIES, INC.

CONTENTS

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Shareholder of
Millington Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Millington Securities, Inc. (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

New York, New York
February 15, 2018

MILLINGTON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2017

ASSETS	
Cash	$ 3,037,897
Receivable from clearing broker, including clearing deposit of $100,000	149,058
Receivable from other broker-dealers	252,336
Management fee receivable	34,208
Office equipment, net of accumulated depreciation of $41,567	14,843
Other assets	38,216
TOTAL ASSETS	$ 3,526,558
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Due to related party	$ 159,627
Accounts payable and accrued expenses	169,646
Total Liabilities	329,273
Stockholder's Equity	
Common stock, $1 par value, authorized, issued, and outstanding 1,000 shares	1,000
Additional paid-in capital	989,007
Retained earnings	2,207,278
Total Stockholder's Equity	3,197,285
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,526,558

See accompanying notes to statement of financial condition.

1. Nature of business and summary of significant accounting policies

Nature of Business

Millington Securities, Inc. (the "Company"), a wholly-owned subsidiary of WBI Trading Company, Inc. (the "Parent"), is a corporation organized under the laws of the state of Illinois on March 1, 2006. The Company is authorized to act as an introducing broker/dealer in the purchase and sale of securities. The Company amended its membership agreement with the Financial Industry Regulatory Authority ("FINRA") for a change in more than 25% ownership and the modification of business lines to include equity securities transactions and investment advisory services, which was approved by FINRA on April 14, 2014. The Company further amended its membership agreement with FINRA to increase the number of associated persons and to modify its business lines to include U.S. government securities and options as well as mortgage and asset-backed products, which was approved by FINRA on August 5, 2015.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is also an SEC registered investment adviser under the Investment Advisers Act of 1940.

Basis of presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates

The preparation of the financial statement in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

Cash

At times, cash may exceed the current insured amount under the Federal Deposit Insurance Corporation and the Securities Investor Protection Corporation. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Receivable from clearing broker

The Company clears customer transactions through another broker-dealer on a fully disclosed basis. As of December 31, 2017, the receivable from clearing broker of $149,058 included the clearing deposit of $100,000.

Receivable from other broker-dealers

The Company carries its receivable from other broker-dealers at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts based on history of past write-offs, collections and current credit conditions. As of December 31, 2017, no allowance for doubtful accounts was necessary.

1. Nature of business and summary of significant accounting policies (continued)

Office equipment, net
Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Computer hardware	5 years	Straight-line
Computer software	3 years	Straight-line
Office furniture	3 years	Straight-line

Off-balance sheet risk
Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to

1. Nature of business and summary of significant accounting policies (continued)

indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09") to clarify the principles for recognizing revenue and to develop common revenue accounting guidance for U.S. GAAP and International Financial Reporting Standards. Subsequently, the FASB issued further ASUs (collectively, the "ASUs") for purposes of amending or clarifying that guidance. The ASUs require an entity to recognize revenue as goods or services are transferred to the customer at an amount the entity expects to be entitled to in exchange for those goods or services. They also provide guidance on when revenues and expenses should be presented on a gross or net basis and establishes a cohesive set of disclosure requirements requiring information on the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. ASU 2014-09 is effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company expects the adoption of this new standard will not have a material impact on the operating results of the Company.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2017, the Company's net capital was approximately $2.9 million, which was approximately $2.8 million in excess of its minimum requirement of $100,000.

3. Concentrations

Approximately 52% of receivables from other broker-dealers in the statement of financial condition was related to these brokers as of December 31, 2017.

4. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Related party transactions

The Company and WBI have an expense sharing agreement (the "Expense Sharing Agreement") for which certain expenses incurred by WBI are allocated to the Company. These include professional services, physical premises, utilities, the use of office equipment, travel, insurance, subscriptions, taxes, personnel and other general and administrative services. In addition, the Company allocated expenses to WBI for personnel, fees related to the registration of certain WBI employees, third party ETF data and other services. As of December 31, 2017, the Company had a payable of $159,627, in the statement of financial condition, for amounts due to WBI under the Expense Sharing Agreement.

The Company is the advisor to Absolute Shares Trust (the "Trust"). WBI has entered into a sub-advisory agreement with the Company in order to render portfolio management services with respect to assets held by certain series of the Trust. In 2014, the Company entered into a management agreement (the "Management Agreement") with WBI to assist in fulfilling WBI's duties as sub-advisor to the Trust. $34,208 was reported in management fee receivable in the statement of financial condition as of December 31, 2017.

The Company also earns supervisory fees for services it performs to supervise and register WBI employees with FINRA who are involved with the promotion of funds issued by the Trust. As of December 31, 2017, there were no amounts receivable from WBI related to supervisory fees.